Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2007	2006	2005	2004	2003
Earnings: Income before income taxes	$1,133,509	$996,902	$100,507	$500,438	$531,672
Add: fixed charges	52,188	32,414	31,864	6,104	1,694

Earnings for computation	$1,185,697	$1,029,316	$132,371	$506,542	$533,366

Assumed interest component of rent expense(1)	$3,759	$3,212	$2,637	$2,377	$1,694
Interest expense	48,429	29,200	29,227	3,727	—

Total fixed charges	52,188	32,412	31,864	6,104	1,694

Ratio of earnings to fixed charges	22.7	31.8	4.2	83.0	314.9

Preferred share dividends	36,775	37,295	4,379	—	—

Total fixed charges and preferred share dividends	$88,963	$69,707	$36,243	$6,104	$1,694

Ratio of earnings to fixed charges and preferred share dividends	13.3	14.8	3.7	83.0	314.9

(1)	33.3% represents a reasonable approximation of the interest factor.